EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)
(Unaudited)

For the Nine Months Ended September 30, 2015
Earnings:
Income before income taxes	$1,239.9
Add: Dividends from equity method investments	9.1
Fixed charges	224.3
Total earnings	$1,473.3

Fixed charges:
Interest expense (a)	$134.0
Rent expense interest factor (b)	90.3
Total fixed charges	$224.3

Ratio of earnings to fixed charges	6.57x

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(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.